Exhibit 1.01

Gencor Industries, Inc.

Conflict Minerals Report

This report for the year ended December 31, 2019 has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for Gencor Industries, Inc. (“we”, the “Company” or “Gencor”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals” or “3TG”).

In accordance with the Rule, we conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine if any of our products contain Conflict Minerals originating from the Democratic Republic of the Congo (“DRC”) or an adjoining country (“Covered Countries”).

Company and Product Overview

Gencor designs, manufactures, and sells equipment used primarily for the production of asphalt in highway construction. The Company’s principal products include asphalt plants, combustion systems, and fluid heat transfer systems. The Company believes that its technical and design capabilities and environmentally friendly process technology have enabled it to become a leading manufacturer of domestic asphalt plants.

Conflict Minerals Policy

Gencor is committed to work closely with its supply chain to ensure we comply with the requirements set forth in Section 1502 of the Dodd-Frank Act. Gencor does not knowingly source any products containing Conflict Minerals. We do not directly source 3TG from mines, smelters or refiners. The Company relies on its suppliers to provide accurate and reliable information about 3TG in the supply chain. We expect our suppliers to have policies in place and due diligence measures that will enable us to reasonably assure that products and components supplied to us containing 3TG are from countries other than the DRC or Covered Countries. We are several steps removed in the supply chain from mines, smelters or refiners, limiting our influence over their sourcing. However, we seek to ensure that our sourcing practices are consistent with the expectations provided in our Conflict Minerals Policy.

Due Diligence Efforts

We have relationships with a network of suppliers. There are multiple tiers between the mines where Conflict Minerals are extracted and our suppliers. In accordance with the Rule we undertook a country of origin inquiry to determine the source of any Conflict Minerals.

The principal raw material used in manufacturing our products is carbon steel. The products that we manufacture do not typically contain 3TG.

We conducted a RCOI regarding the Conflict Minerals. This reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries. Our suppliers were requested to perform due diligence to determine the source of any conflict minerals that are contained in the components that they supply to us.

The Company is not aware that it has direct relationships with Conflict Minerals smelters, refiners or distributors and therefore did not perform or direct audits of such entities. However, the Company encourages audits to be conducted by its suppliers and supports third party audits.

Future Actions

We continue to communicate with our suppliers to obtain accurate and complete information about our supply chain, vet all new suppliers for their ability to comply with the RCOI criteria of the Rule conform with the framework in The Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold, tin, tantalum and tungsten, and encourage suppliers to increase the participation rate of smelters and refiners in the Conflict-Free Smelter Program. We expect to continue our risk mitigation efforts, monitor evolving best practices and implement those we believe will help us address the ongoing issue of Conflict Minerals in the global supply chain.